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                                                                  NEWS RELEASE
                                                                       A (TSX)
                                                                    ABY (NYSE)

           ABITIBI-CONSOLIDATED COMPLETES IN-DEPTH OPERATIONS REVIEW
                   Announces Q2 results; permanent newsprint
                  capacity closures now total 344,000 tonnes

MONTREAL, JULY 27, 2005 - Abitibi-Consolidated Inc. reported a second quarter loss today of $43 million, or 9 cents a share. This compares to a loss of $79 million, or 18 cents a share, recorded in the second quarter of 2004. Included in the quarter's results were the following after-tax specific items: a loss of $47 million on the translation of foreign currencies, namely the Company's US dollar-denominated debt; a $3 million financial expense for premiums paid on early debt retirement; and a $1 million expense for the labour force reduction. These specific items were partially offset by a positive income tax adjustment of $34 million related to prior year audits.

Although not a GAAP measure, the loss would have been $26 million, or 6 cents per share, before the impact of the above-noted items in the second quarter. This compares to a loss of $22 million, or 5 cents a share, in the second quarter of 2004. (See Table 2 of MD&A)

The Company posted a total operating profit of $69 million during the second quarter of 2005, with each of its three business segments making positive contributions. This compares with an operating profit of $51 million in the same quarter of 2004. The major difference year-over-year was improved paper pricing, offset by a stronger Canadian dollar, higher manufacturing and distribution costs. (See Table 1 of MD&A)

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Q2 2005 HIGHLIGHTS
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o    Sales of $1.48 billion ($1.44 billion in Q2 2004)
o    Our U.S. newsprint price up US$66/tonne from Q2 2004 average
o    ABIOFFSET(TM) shipments up 21% compared with Q2 2004
o    EBITDA of $212 million ($205 million in Q2 2004)
o    Long-term debt reduced by $147 million

"The strategic review begun at the end of last year is now complete," said John Weaver, President and CEO. "We are moving rapidly to implement these decisions. Concrete actions are being taken as we cannot let our timetable be extended or our plans sidetracked."

IN-DEPTH OPERATIONS REVIEW: A RECAP OF DECISIONS

STEPHENVILLE, NEWFOUNDLAND. Although the preferred path forward for operations in Newfoundland and Labrador included two profitable paper machines at two locations, after prolonged efforts to resolve Stephenville's energy and fibre challenges, a solution could not be found. As a result, the mill will be permanently closed in October 2005, removing 194,000 tonnes of annual newsprint production.

GRAND FALLS, NEWFOUNDLAND. As announced in the first quarter, one 60,000-tonne machine will be permanently closed.


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KENORA, ONTARIO. Action is being taken to correct the cost position of the
Kenora mill. One machine will be permanently closed in October 2005, removing 90,000 tonnes of newsprint capacity. At the same time, the mill's other machine, with an annual production capacity of 150,000 tonnes of newsprint, will be idled for an indefinite period. "We are still engaged in discussions with the Ontario government trying to find an innovative plan to help mitigate Kenora's production costs," added Weaver. "Assuming a deal is reached, we will look at restructuring the mill under a one machine scenario."

FORT WILLIAM AND NORTHWESTERN ONTARIO WOODLANDS. The process to sell the 150,000-tonne mill as well as 500,000 acres of nearby timberland is well underway. The Company anticipates completion before year-end.

LUFKIN, TEXAS. As announced in the first quarter, the Company is exploring several alternatives to re-launch the mill as a coated groundwood producer. Talks are ongoing with potential paper and energy partners.

The permanent closures at Kenora and Stephenville will result in pre-tax asset write downs of approximately $75 million and mill closure costs of approximately $35 million in the Company's third quarter results.

CURRENCY
Compared to the second quarter of 2004, the Canadian dollar has appreciated by 9.3% against the US dollar. The Company estimates the unfavourable impact of this appreciation on its operating results to be approximately $76 million in the second quarter of this year. After six months of 2005, the impact is $139 million.

CAPEX
PanAsia's Hebei mill is now complete and start-up began at the end of the second quarter, ahead of schedule and approximately 10% below budget. PanAsia now has a production capacity of approximately 470,000 tonnes of newsprint in China.

Capital expenditures during the quarter totalled $43 million and were limited to $101 million for the first six months of 2005.

BANKING COVENANTS
At the end of the second quarter, the Company's net funded debt-to-capitalization ratio was 66.9% compared to its 70% covenant, and its EBITDA-to-interest coverage was 2.2x compared to the 1.5x threshold. These covenants only apply to the Company's revolving credit facility, which was un-drawn at June 30, 2005.

QUARTERLY CONFERENCE CALL INFORMATION
A conference call hosted by management to discuss quarterly results will be held today at 11 a.m. Eastern. The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving 70 countries from more than 50 operating facilities on three continents. Committed to the sustainable forest management of more than 40 million acres through third-party certification, the Company is also the world's largest recycler of newspapers and magazines, collecting and consuming the equivalent of more than five billion newspapers every year.


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CONTACTS
INVESTORS AND FINANCIAL MEDIA
Lorne Gorber
Director, Investor Relations and Financial Communications
(514) 394-2360
LORNE_GORBER@ABITIBICONSOLIDATED.COM

OTHERS
Denis Leclerc
Director, Corporate Affairs
(514) 394-3601
DENIS_LECLERC@ABITIBICONSLIDATED.COM

FORWARD-LOOKING STATEMENTS
This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.



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